Exhibit 100.2

NICE Receives Robotics Achievement Award from Leading Industry Researcher

Saddletree Research recognizes NICE for its achievement in cognitive robotic automation, which provides innovative and robust enterprise process automation

Hoboken, N.J., March 28, 2017 – NICE (Nasdaq: NICE) today announced that it has received the Kachina Award™ from Saddletree Research for Achievement in Robotic Process Automation (RPA). The award recognizes NICE for its accomplishment in bringing innovative robotic automation to the North American customer service industry.

NICE Robotic Process Automation solutions are unique in their capability to simultaneously support and combine both server-based, completely unattended robotic automation and agent-assisted (attended) desktop automation scenarios. The seamless integration of attended and unattended workflows enables enterprises to manage process complications or exceptions with precision and professionalism. Furthermore, with an in-depth and native understanding of navigating the complexities of the desktop environment, NICE provides the most robust solution in the market. This intelligent desktop technology enables organizations to rapidly automate a wide variety of processes for employees across multiple functions in the organization. In addition, with cloud-based flexibility, NICE automations can be easily and efficiently deployed and executed to meet the changing needs in any business sector.

Saddletree Research, a leading provider of market research, business intelligence and consulting services, awarded NICE the Kachina Award in recognition of the important role its robotic process automation tools play in enterprise solutions. The Kachina Awards are presented to companies for innovation in specific, focused customer service products and solutions, in five distinct categories. The award entries are judged by a panel of distinguished independent customer service professionals.

Paul Stockford, Chief Analyst, Saddletree Research:
“The Kachina Award is unique in that only one company can be recognized as the winner in each category. This means that the award NICE received represents a truly outstanding achievement and market leadership in robotics for the customer service ecosystem. Congratulations to NICE for this achievement.”

Miki Migdal, President of NICE Enterprise Product Group:
“We are pleased to receive the Kachina Award for Achievement in Robotics, as it reflects our innovative contribution to meeting an ever-growing demand for process automations in the customer service industry, including increasingly complex requirements. Leaders across a wide array of industries are seeking large-scale, comprehensive process automations that can do it all - front- and back-office, fully and partially robotics-assisted processes, and more. With over 500,000 robots deployed globally for more than 400 customers, NICE robotic automation solutions are helping reinvent customer service.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.